

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2013

Via E-mail
Jonathan Ellenthal
Chief Executive Officer and Vice Chairman
Patent Properties, Inc.
Two High Ridge Park
Stamford, CT 06905

> **Re:** **Patent Properties, Inc., f/k/a GlobalOptions Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 17, 2013**
> **File No. 333-191783**
> **Post-Effective Amendment No. 3 to Form S-1**
> **Filed October 17, 2013**
> **File No. 333-180775**

Dear Mr. Ellenthal:

We have reviewed the above-referenced registration statement and post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending these filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 17, 2013

General

1.   Highlight the fact that your financial statements do not represent actual historical results and were prepared on a carve-out basis. Explain in your prospectus summary and in a prominently-positioned risk factor, as well as in any other appropriate sections, how your financial statements are based on significant assumptions and allocations, among other things, and that they do not represent actual results.

2.   Please describe your legal rights to new intellectual properties and technologies developed by Mr. Walker in your prospectus summary, a prominently-positioned risk factor, your business section, and your management's discussion and analysis. Address

any consequences that may arise from the apparent absence of both an employment agreement and an inventions and secrecy agreement with Mr. Walker. Specifically discuss the amendment to your merger agreement that deleted the covenant requiring parties to use commercially reasonable efforts to enter into an employment agreement with Mr. Walker, as well as the effects of this amendment on the company and its stockholders.

3.   In the prospectus summary and a prominently-positioned risk factor, discuss your past revenue concentrations and highlight that a small number of customers have typically accounted for a large portion of your revenues each period. With a view toward disclosure, please discuss in the management's discussion and analysis the underlying business events that led to these large revenue transactions. Additionally, please include a prominent discussion of the nature of the license agreements you typically enter into and the circumstances in which you enter into these agreements. Lastly, please provide your analysis of whether any of these agreements should be filed as an exhibit under Item 601 of Regulation S-K.

Cover Page

Outside Front Cover Page

4.   Disclose the total number of shares that are being concurrently offered by selling stockholders of the company and the portion of that total offered by means of a separate prospectus.

5.   In a separate paragraph, inform stockholders that the company is and will remain under the sole control of Mr. Walker, stating his equity and voting interests in percentage terms and describing the preferred stock voting rights.

Inside Front Cover Page, page i

6.   Please move the final two paragraphs you provide on this page to a section of the filing not subject to Rule 421(d) of Regulation C.

Forward-Looking Statements, page ii

7.   The prospectus summary must immediately follow the inside front cover page. Please move the text of this section accordingly. We will not object to the location if you present it at the end of the prospectus summary. In your response letter, tell us how you concluded that the prospectus contains forward-looking statements within the meaning of the applicable securities laws. In formulating your response, please refer to subparagraphs (b)(1)(C) and (b)(2)(D) of Section 27A of the Securities Act, as well as the corresponding provisions of the Exchange Act. Your disclosure indicates that your common stock is or may be a penny stock and that the transaction is the first registered

offering following a reverse merger by a former shell company; thus, indicating that this is the functional equivalent of an initial public offering.

Prospectus Summary, page 1

8.   Please consider revising your discussion of the reverse merger to focus on the economic consequences, as opposed to the legal mechanics, of the merger. Additionally, please ensure that you minimize the use of defined terms throughout the prospectus. When you feel a defined term is necessary, please ensure that your use of a shortened or abbreviated name is consistent. For example, you shorten Walker Digital, LLC to Walker Digital on page 1 and then later abbreviate it as WD on page 34. Lastly, if you choose to define a term, ensure its meaning is clear from the context. For example, consider using IP Navigation Group as the shortened name of IP Navigation Group, LLC rather than Vendor since the meaning of this defined term is unclear without the benefit of a parenthetical definition. See Rule 421(b) of Regulation C.

9.   Provide appropriate context when referring to the undeveloped patent licensing system that you may acquire. Clarify, if true, that the undeveloped system may never be received. Additionally, consider whether an asset in this state of development warrants presentation in the summary.

10.   Expand the summary to discuss your human resources and describe the limited current staffing that is available to conduct internal research and development activities with a view to the development of new patented technologies.

11.   Concisely describe the types of technologies covered by patents you currently own, with particular attention to the types of uses of those patented technologies that have generated significant historical revenues from license agreements.

12.   Consider including a tabular presentation of the most significant measures of financial performance that reflect the financial condition and results of operations of the carve-out entity.

The Offering, page 3

13.   Supplement your references to the number of shares outstanding to inform stockholders of your commitment to issue up to 2,166,667 additional shares pursuant to the merger agreement, and provide a cross-reference to the page number of the prospectus where you discuss the circumstances in which those shares will be issued. Confirm to us that the resale of any such additional shares would be the subject matter of a separate registration statement, or revise your document accordingly.

Selling Stockholders, page 14

14. Expand to describe the transactions through which Messrs. Rapoport, Wagenheim, Dominitz, Cannon, Kutcher, Eiswerth, Prince, and Cugine, as well as Delavaco Holdings Inc. and PowerOne Capital Markets Limited, acquired their shares. Please identify each selling stockholder that is a broker-dealer or an affiliate of a broker-dealer. To the extent any selling stockholders are affiliates of broker-dealers, state whether at the time they acquired the shares they had any agreements, plans, or arrangements to dispose of the shares.

15. With respect to each of the selling stockholders who are offering shares of stock underlying outstanding warrants, please indicate the portion of the shares offered that are comprised of shares underlying warrants.

16. Indicate the nature of any position, office, or other material relationship that each selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates. For example, it appears that Mr. Dominitz served as a director of the company until September 30, 2012 and Mr. Wagenheim serves as Vice Chairman of the placement agent for the unregistered securities offering effected concurrently with the reverse merger transaction.

17. Identify the person or persons who exercise sole or shared voting or investment control over each legal entity listed, to the extent that information is not already provided. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Plan of Distribution, page 17

18. We note you identify Broadband Capital Management, LLC as a selling stockholder that is a broker-dealer but do not list Broadband in the selling stockholder section. Please reconcile.

Description of Securities, page 20

19. Revise the introductory paragraph to eliminate the phrase "in its entirety" as your description of the securities in the prospectus must be materially complete without reference to the underlying instruments. Similar language on pages 1 and 70 should also be revised.

Description of Business, page 24

20. Please provide support for your statements that:

- Mr. Walker currently ranks as the world's 11th most patented individual, on page 24;

- Priceline.com and Synapse Group, Inc. have served more than 100 million consumers, generated billions in shareholder value and created thousands of new jobs, on page 24; and
- the patent licensing system you are currently developing will transform the patent licensing industry, on page 25.

Alternatively, delete these claims.

21. Please discuss your intellectual property protection strategy as it relates to your workforce as a whole. Highlight the types of agreements you generally enter into with your employees and directors, especially those focused on research and development.

Partnerships, page 25

22. Please expand your disclosure relating to the monetization of your patents through partnerships to clarify whether the historical revenues reported in the carve-out financial presentation include revenues generated through past partnerships. Discuss any general or specific plans relating to future partnerships. Please also provide corresponding information with respect to the $64 million of Walker Digital revenues referenced under the "Intellectual Property Enforcement" heading.

23. Expand the second paragraph to state the extent to which the $100 million in revenues that Walker Digital received is based on patented technologies now owned by the registrant. Clarify whether any of the payments from the named companies related to licenses or other transfers of the technology rights that you now hold.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

24. Please enhance your disclosure of the events that led to your revenues and the events that caused your revenues to fluctuate from one period to the next. Focus your discussion on major customers who contributed a material portion of your revenues in any period. Explain the nature of these underlying agreements, whether sales transactions, licensing arrangements, or litigation settlements, and discuss the recurring or non-recurring nature of revenues generated by these customers. Specifically, clarify whether these agreements generate material recurring revenues in two or more periods. Lastly, please ensure you discuss any known trends or uncertainties that have had, or that you expect will have, a material favorable or unfavorable impact on revenues.

Directors and Executive Officers, page 55

25. For all directors and executive officers that have retained roles with Walker Digital or its other subsidiaries, please describe whether the business activities of these entities will

overlap or conflict with yours and quantify the minimum portion of time that any such director or officer will devote to your business.

Executive Compensation, page 59

26.   Clarify whether the amounts listed under the option awards column of your summary compensation table were computed in accordance with ASC Topic 718.

27.   Please describe the amendment to your 2006 incentive plan, the purpose of the amendment, and the awards that were effected under the plan. With respect to the DEF 14C filed October 21, 2013, please note that Rule 14c-5(4) of the Exchange Act would not appear to be applicable when there is a known plan to confer awards under a new or revised benefit plan. For guidance, please see Telephone Interpretation N.10 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

Security Ownership of Certain Beneficial Owners and Management, page 65

28.   We note your disclosure on page II-2 that you issued 1,325,776 shares of your common stock to Broadband Capital Management, LLC. If Broadband Capital Management, LLC is no longer a five percent or greater stockholder, in your response letter please describe the events that resulted in the reduction of its shares to an amount below the principal beneficial ownership disclosure threshold.

29.   We note that footnote 3 to the beneficial ownership table disclaims beneficial ownership by the individuals identified therein. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership, or delete the disclaimers. In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that the amount of beneficial ownership may be determined only in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

30.   In your response letter, please provide a discussion of how Genesis Capital Advisors, LLC acquired its shares.

Certain Relationships and Related Transactions, page 67

31.   We note your relationships with IP Navigation Group and Walker Digital. In separate paragraphs, succinctly describe the material terms of your engagement agreement with IP Navigation Group and your shared services agreement with Walker Digital, as well as the material terms of any and all amendments to either agreement. With regard to the engagement agreement, please ensure that you quantify the impact that the issuance of shares had on the payments the company otherwise would have been required to make and describe the cash payments that the company has made. Additionally, please file your engagement agreement as an exhibit. See Item 601(b)(10)(ii)(A).

Compensation Committee Interlocks and Insider Participation, page 70

32.   In future filings, it appears that disclosure of related party transactions involving Mr. Walker and his affiliates will be required under this heading. See Item 407(e)(4) of Regulation S-K.

Item 17. Undertakings, page II-8

33.   It appears you are required to include the undertaking in Item 512(a)(5)(ii) of Regulation S-K. Please revise or advise.

Signatures, page II-9

34.   Please revise to indicate that the company is signing the registration statement pursuant to the requirements of the Securities Act of 1933.

Post-Effective Amendment Number 3 to Form S-1 filed October 17, 2013

35.   Please make corresponding revisions to your post-effective amendment to the extent that the above comments are applicable to that document. Also, give appropriate consideration to the applicability of these comments to your reverse merger Form 8-K filed September 24, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Law Clerk, at (202) 551-3457 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP